                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2004

Commission File Number: 000-50393



                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes  |_| No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes  |_| No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                Yes  |_| No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NEUROCHEM INC.
June 22, 2004

                                   By:  /s/ David Skinner
                                        ------------------------------------
                                        David Skinner
                                        Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

[GRAPHIC Neurochem]
                                                  NEUROCHEN INC.
                                                  275 Armand-Frappier Blvd.
                                                  Laval, Quebec, Canada H7V 4A7

_______________________________________________________________________________


                            NEUROCHEM TO PRESENT AT
           THE SECOND ANNUAL "TSX CANADA DAY IN NEW YORK CITY" EVENT


MONTREAL, CANADA, June 22, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on June 23, 2004, Dr. Francesco Bellini, Chairman and CEO of Neurochem, will present an overview of the Company and its product pipeline at the second annual "TSX Canada Day in New York City" event to be held at the Millennium Broadway Hotel in New York. The presentation will take place from 10:20 to 10:50 AM EDT. The purpose of the event is to allow attendees to learn about senior market investment opportunities in Canadian Capital markets. The corporate presentation will be available on the Company's Web site at http://www.neurochem.com/Investor.htm#Presentation.

A webcast of Neurochem's presentation can also be accessed at http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=nrm.to&item_id=910512.
This webcast will be available for 30 days through to July 23, 2004.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy has completed a Phase II clinical trial.

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web site at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. The statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                  Felicia Amilcar
Vice President, Corporate Communications            Manager, Investor Relations
lhebert@neurochem.com                               familcar@neurochem.com
Tel: (450) 680-4500                                 Tel: (450) 680-4572
Fax: (450) 680-4501                                 Fax: (450) 680-4501